December 15, 2005

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC  20549-7010

Attn.:  Edward M. Kelly and Tracey Houser

Re:                               Beacon Roofing Supply, Inc.

Registration Statement on Form S-3

File No. 333-128919

Dear Mr. Kelly and Ms. Houser:

Pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we hereby respectfully request that the Commission grant acceleration of the effectiveness of our Registration Statement on Form S-3 (File No. 333-128919) so it may become effective at 12:00 noon, Eastern Standard Time, on Thursday, December 15, 2005, or as soon thereafter as possible.  Should the Commission declare the registration statement effective, we acknowledge: (i) that such declaration does not foreclose the Commission from taking any action on the Form S-3, (ii) that such declaration does not relieve us from our responsibility for the adequacy and accuracy of the disclosure in the Form S-3 and (iii) that we may not assert either the Commission’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Sincerely,

BEACON ROOFING SUPPLY, INC.

By:	/s/ David R. Grace
David R. Grace
Chief Financial Officer

cc:                                 Robert R. Buck

David McCarthy